Richard Schaberg Partner Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5671 F +1 202 637 5910 Richard.schaberg@hoganlovells.com www.hoganlovells.com

October 30, 2018

BY EDGAR

Ms. Pamela A. Long

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	SB One Bancorp Amendment No. 1 to

Registration Statement on Form S-4
Filed October 25, 2018

File No. 333-227651

Dear Ms. Long:

This letter is submitted on behalf of SB One Bancorp (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to the Company dated October 29, 2018 with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed on October 22, 2018 (the “Registration Statement”).

Concurrently with this response letter, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which will include changes in response to the Staff’s comment. We have reproduced the Staff’s comment in italics below followed by the response.

Division of Corporation Finance

October 30, 2018

Amendment No. 1 to Form S-4 filed October 25, 2018

Cover Page

1.	We note your revisions in response to comment 1. Please revise to quantify both "the closing price of the SB One common stock on the last trading day preceding the first public announcement of the merger" and "the minimum implied value [of the per share merger consideration] that would have avoided triggering this termination right." Please make corresponding revisions throughout your proxy statement/prospectus.

Response to Comment No. 1

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on the cover page, page 11, page 30 and page 102 to quantify both the closing price of the SB One common stock on the last trading day preceding the first public announcement of the merger and the minimum implied value of the per share merger consideration that would have avoided triggering the termination right.

The Merger

Material U.S. Federal Income Tax Consequences of the Merger, page 85

2.	We note the revised opinions attached as Exhibits 8.1 and 8.2 are "short-form" opinions confirming the material tax consequences contained in the registration statement. Accordingly, please revise your registration statement to state clearly that the material U.S. federal income tax consequences of the merger are the opinion of each named counsel, not a general summary of law based on those opinions. Please refer to Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 for guidance.

Response to Comment No. 2

In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement on page 86 to state that the material U.S. federal income tax consequences of the merger are the opinion of each named counsel.

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Division of Corporation Finance

October 30, 2018

If you have any questions or would like further information concerning the Company’s response to your comment, please do not hesitate to contact me.

Sincerely,

/s/ Richard A. Schaberg
Richard A. Schaberg

cc:

Christopher Dunham

Staff Attorney

Steven M. Fusco

Senior Executive Vice President and Chief Financial Officer

SB One Bancorp